SEC 09055422 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

| MONTPELIER | VERMONT | 05604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. DELLIPRISCOLI 802-229-3141
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

| NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE | MONTPELIER | VERMONT | 05604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section

FEB 23 2009

Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/23/09

# OATH OR AFFIRMATION

I, MICHAEL D. DELLIPRISCOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Sentinel Financial Services Company**
**(A Vermont General Partnership)**
**Index**
**December 31, 2008 and 2007**

**Page(s)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

## Report of Independent Auditors

To the Partner's of Sentinel Financial Services Company:

In our opinion, the accompanying statements of financial condition and the related statements of operation, of changes in partner's capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2008) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, if fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2009

## Sentinel Financial Services Company
### (A Vermont General Partnership)
## Statements of Financial Condition
## December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 3,676,359 | $ 1,946,286 |
| Distribution fees receivable | 928,251 | 1,295,662 |
| Commissions receivable | 91,957 | 81,302 |
| Other receivables | 16,006 | 7,476 |
| Deferred commissions, net | 1,940,392 | 2,865,127 |
| Furniture and equipment, net | 327,784 | 303,757 |
| Prepaid expenses and other assets | 315,695 | 236,374 |
| Total assets | $ 7,296,444 | $ 6,735,984 |
| **Liabilities** | | |
| Service fees payable | $ 835,979 | $ 1,079,574 |
| Bonus commissions payable | 1,209,984 | 596,900 |
| Accounts payable and accrued expenses | 1,894,618 | 778,031 |
| Total liabilities | 3,940,581 | 2,454,505 |
| **Partners' capital** | 3,355,863 | 4,281,479 |
| Total liabilities and partners' capital | $ 7,296,444 | $ 6,735,984 |

The accompanying notes are an integral part of these financial statements

## Sentinel Financial Services Company
### (A Vermont General Partnership)
### Statements of Operations
### Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 5,216,877 | $ 5,418,921 |
| Distribution fee income | 14,048,899 | 15,503,924 |
| Investment income | 57,487 | 64,591 |
| Total revenues | 19,323,263 | 20,987,436 |
| **Operating expenses** | | |
| Commissions | 3,719,208 | 4,011,339 |
| Bonus commissions | 8,035,481 | 3,487,292 |
| Salaries and employee benefits | 5,196,857 | 4,004,843 |
| Service fees | 7,998,914 | 8,595,401 |
| Amortization | 2,543,949 | 2,611,058 |
| Marketing support | 2,525,097 | 2,336,312 |
| General and administrative expenses | 7,729,373 | 5,259,379 |
| Total operating expenses | 37,748,879 | 30,305,624 |
| Partners' net loss | $ (18,425,616) | $ (9,318,188) |

The accompanying notes are an integral part of these financial statements

# Sentinel Financial Services Company
### (A Vermont General Partnership)
## Statements of Changes in Partners' Capital
## Years Ended December 31, 2008 and 2007

| | SAMI | SFSI | Total |
|---|---|---|---|
| **Balance, December 31, 2006** | $ 2,676 | $ 6,596,991 | $ 6,599,667 |
| Partners' net loss | (456,591) | (8,861,597) | (9,318,188) |
| Partners' contributions | 343,000 | 6,657,000 | 7,000,000 |
| **Balance, December 31, 2007** | $ (110,915) | $ 4,392,394 | $ 4,281,479 |
| Partners' net loss | (902,855) | (17,522,761) | (18,425,616) |
| Partners' contributions | 857,500 | 16,642,500 | 17,500,000 |
| **Balance, December 31, 2008** | $ (156,270) | $ 3,512,133 | $ 3,355,863 |

The accompanying notes are an integral part of these financial statements.

## Sentinel Financial Services Company
(A Vermont General Partnership)
### Statements of Cash Flows
### Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (18,425,616) | $ (9,318,188) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 186,470 | 87,964 |
| Deferral of commissions | (1,619,214) | (1,369,269) |
| Amortization of deferred commissions | 2,543,949 | 2,611,058 |
| Changes in assets and liabilities: | | |
| Distribution fees receivable | 367,411 | 16,523 |
| Commissions receivable | (10,655) | 36,544 |
| Other receivables | (8,530) | 153,014 |
| Prepaid expenses and other assets | (79,321) | (173,421) |
| Service fees payable | (243,595) | 50,759 |
| Bonus commissions payable | 613,084 | 18,748 |
| Accounts payable and accrued expenses | 1,116,587 | 209,234 |
| Net cash used in operating activities | (15,559,430) | (7,677,034) |
| **Cash flows from investing activities** | | |
| Purchase of furniture and equipment | (210,497) | (242,669) |
| **Cash flows from financing activities** | | |
| Contributions from partners | 17,500,000 | 7,000,000 |
| Net increase (decrease) in cash and cash equivalents | 1,730,073 | (919,703) |
| **Cash and cash equivalents** | | |
| Beginning of year | 1,946,286 | 2,865,989 |
| End of year | $ 3,676,359 | $ 1,946,286 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel. SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF") and SFSI is a wholly-owned subsidiary of SAMI.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. (the "Funds"), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("National Life"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% for SFSI and 4.9% for SAMI.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there is no net positive cash flow during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

## 2. Significant Accounting Policies

### Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principals ("U.S. GAAP). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. In 2008, on the Statements of Operations, the Company elected to report "Other" expenses as "General and administrative" expenses as this is a more informative description of the expenses reported on that line item. The Company also elected to move $951,836 and $784,312 of benefit expenses for employees of the Company at December 31, 2008 and 2007 respectively from "General and administrative" expenses to "Salaries" expense. "Salaries" expense was then renamed "Salaries and employee benefits" to provide a more informative description of the expenses actually reported

in that line item. The respective prior year amounts have also been reclassified to conform to the current year presentation.

**Cash and Cash Equivalents**
Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

**Distribution Fees Receivable**
This receivable represents those 12b-1 fees earned but not yet paid to the Company by the Sentinel Group Funds. (See the "Distribution Fee Income" section of this disclosure note for definition of "Distribution Fees".)

**Commissions Receivable**
This includes receivables for CDSC revenue as well as a receivable for sales commission revenue from house accounts.

**Other Receivables**
This includes all other receivables which could include receivables from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other non-material receivable.

**Deferred Commissions, Net**
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares as outlined in the "Amortization Expense" description. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares. Amortization expense for the years ended December 31, 2008 and 2007 was $2,543,949 and $2,611,058, respectively.

**Furniture and Equipment, Net**
This is the net value of furniture and equipment after reducing the cost of these assets by the accumulated depreciation taken on the assets. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to seven years.

**Prepaid Expenses and Other Assets**
This includes insurance, software maintenance, annual licensing fees, etc., and represents payments in advance of services rendered. These advance payments are then expensed over the term of the service.

**Service Fees Payable**
This represents a cumulative monthly accrual of the 12b-1 fees that are paid quarterly as "Service Fees" to broker/dealers of record.

**Bonus Commissions Accrual**

This represents the accrual for compensation earned by the Company's sales personnel for their successful sales efforts.

**Accounts Payable and Accrued Expenses**
This represents an estimate of all expenses incurred, but not yet paid. This includes accounts payable activity, audit and legal accruals, vacation accruals, intercompany payables, and sales commission payables.

**Revenue and Expense Recognition**
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

**Commissions Revenue**
Includes sales commission on fund share sales, contingent deferred sales charges (CDSC) on qualifying redemptions, and commissions earned on house accounts. House accounts are shareholder accounts that do not have a broker/dealer and are therefore, by default, assigned the Company as their broker/dealer. In addition, a CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus and none of the waivers described in the prospectus apply. This revenue, is partially offset by "commissions" expense subsequently paid to the broker/dealer initially responsible for the sale, commonly referred to as the broker/dealer of record.

**Distribution Fee Income**
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

**Investment Income**
Sentinel Financial Services Company's excess cash is invested in money market funds which earn income distributions from the funds.

**Commissions Expense**
This is the sales commission paid on "A" share sales to the broker/dealer of record on each sale. See "Commissions Revenue" for further explanation

**Bonus Commissions Expense**
This represents payments to the Company's sales personnel, compensating them for their successful sales efforts.

**Salaries and Employee Benefits Expense**
This includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

**Service Fees Expense**
This is the 12b-1 payment to broker/dealers of record on shareholder accounts to compensate for the ongoing costs of servicing the shareholder.

**Amortization Expense**
Certain sales of the Sentinel Group Funds, as detailed in the Prospectus, generate an advanced sales commission paid by the Company to the broker/dealer of record. The Company records this payment as a "Deferred Commissions, net" asset, which is then amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares.

**Marketing Support Expense**
These are additional contractual payments to broker/dealers which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

**General and Administrative Expenses**
These expenses represent any remaining costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings.

General and Administrative Expenses are comprised of the following:

| | For the Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Advertising | $1,711,763 | $744,490 |
| Travel | 1,432,999 | 1,249,793 |
| Marketing, Promotions & Materials | 1,244,855 | 1,185,910 |
| Other | 868,058 | 543,038 |
| Software Maintenance Contracts | 665,824 | 149,399 |
| Recruiting & Training | 472,535 | 463,089 |
| Printing, Postage & Supplies | 462,065 | 445,195 |
| Consulting | 282,661 | 129,508 |
| Legal Fees | 227,889 | 104,827 |
| Depreciation | 186,470 | 87,964 |
| Rent | 174,254 | 156,166 |
| | $7,729,373 | $5,259,379 |

**Income Taxes**
In accordance with current tax regulations no taxes are levied at the partnership level.

**Adoption of New Accounting Standards**
SFAS No. 157 – Fair Value Measurements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring

fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. The Company adopted FAS 157 as of January 1, 2008, prospectively. Due to the nature of the Company's assets which are held as cash and cash equivalents, the adoption of FAS 157 did not have an impact on the Company's financial statements.

## 3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of Aggregate indebtedness and Net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2008 are as follows:

| | |
|---|---|
| Aggregate indebtedness | $ 3,925,581 |
| Net capital | $ 390,395 |
| Ratio of aggregate indebtedness to net capital | 10.06 |

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

## 4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2008 and 2007 comprise:

| | 2008 | 2007 |
|---|---|---|
| Furniture and equipment | $ 1,031,852 | $ 821,355 |
| Accumulated depreciation | (704,068) | (517,598) |
| Net furniture and equipment | $ 327,784 | $ 303,757 |

Depreciation expense for the years ended December 31, 2008 and 2007 was $186,470 and $87,964, respectively.

## 5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2008 and 2007 the Company received $3,912,256 and $4,198,895, respectively, on the sale of these shares. Commissions paid on A-shares totaled $3,719,208 and $4,011,339 in 2008 and 2007, respectively. Commission receivable at December 31, 2008 and 2007 of $91,957 and $81,302, respectively, are due from an affiliated Company, Sentinel Administrative Services, Inc., who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $1,619,214

and $1,369,269 in 2008 and 2007, respectively. These commissions were paid to Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF, and outside broker-dealers in the form of dealer reallowances. During 2008 and 2007, the Company received $423,590 and $539,485, respectively, from contingent deferred sales charges assessed upon redemption from the Funds A, B, C and D shares, which are included in commissions revenue.

Under the terms of its distribution plans with the Funds, the Company received a combined $14,048,899 and $15,503,924 in 2008 and 2007, respectively, from the Funds for providing distribution and other services. Of these amounts, $7,998,914 and $8,595,401 in 2008 and 2007, respectively, were paid to ESI and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2008 and 2007 are $928,251 and $1,295,662, respectively. Service fees payable by the Company at December 31, 2008 and 2007 are $835,979 and $1,079,574, respectively.

The Company's cash equivalents balance includes $0 and $398,760 at December 31, 2008 and 2007, respectively, as an investment in the Sentinel U.S. Treasury Money Market Fund.

National Life and its affiliates provide the Company with administrative services. The charges for these and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life and all of it's affiliates, including the Company. Charges for these costs allocated to the Company for the years ended December 31, 2008 and 2007 were $126,531 and $85,190, respectively and are included in other expenses. Accounts payable and accrued expenses include $1,432,208 and $187,341 due to National Life at December 31, 2008 and 2007, respectively, for such allocated costs as well as reimbursement due for direct charges paid by National Life on behalf of the Company, including payroll and employee benefit costs.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges, were $211,377 and $229,989 for the years ended December 31, 2008 and 2007, respectively. Accounts payable and accrued expenses include $15,565 and $14,514 at December 31, 2008 and 2007, respectively, related to these costs.

Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees for marketing support to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support fees for the years ended December 31, 2008 and 2007 were $536,768 and $588,588, respectively. There were accounts payable and accrued expenses of $123,032 and $143,198 at December 31, 2008 and 2007, respectively, related to these fees.

In the past, the Company has experienced losses from operations. However, the Company has received sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have committed to continue such equity contributions as necessary. In 2008 and 2007 SAMI and SFSI contributed $17,500,000 and $7,000,000, respectively to the Company for this purpose.

## 6. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

## 7. Subsequent Event

On January 7 2009, the Company received a $3.5 million recapitalization from its partners, Sentinel Asset Management, Inc. (SAMI) and Sentinel Financial Services, Inc. (SFSI) in accordance with the capital contribution plan.

# Sentinel Financial Services Company
(a Vermont General Partnership)
## Schedule I – Supplementary Information
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2008

| | | |
|---|---|---|
| **Net capital** | | |
| Total partners' capital | $ | 3,355,863 |
| **Deduct** | | |
| Other receivables | | 302,400 |
| Furniture and equipment, net of accumulated depreciation | | 327,784 |
| Prepaid expenses and other assets | | 2,256,087 |
| | | 2,886,271 |
| Net capital before haircuts on securities positions and other deductions | | 469,592 |
| Haircut on cash equivalents | | 67,000 |
| Other deductions | | 12,197 |
| Net capital | $ | 390,395 |
| **Aggregate indebtedness** | | |
| Service fees payable | $ | 835,979 |
| Accounts payable and accrued expenses | | 3,089,602 |
| Total aggregate indebtedness | $ | 3,925,581 |
| Computation of basic net capital requirement | | |
| Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $3,925,581) | $ | 261,706 |
| Excess net capital | $ | 128,689 |
| Excess net capital at 1,000% | $ | (2,163) |
| Ratio of aggregate indebtedness to net capital | | 10.06 |

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2008, which are presented on a parent company only basis.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

To the Board of Directors and Stockholders of Sentinel Financial Services Company:

In planning and performing our audit of the financial statements of Sentinel Financial Services Company. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 13, 2009

# Sentinel Financial Services Company

(A Vermont General Partnership)

## Financial Statements with Supplementary Information

## December 31, 2008 and 2007